Exhibit 99.1

Gold Standard Announces Drill Results for the Pinion Phase 4 Development Program, Carlin Trend, Nevada

Drill hole PR20-19 intersects 64.0m of 0.81 g Au/t, including 22.9m of 1.20 g Au/t

VANCOUVER, British Columbia, Oct. 20, 2020 -- Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today announced encouraging drill results from 24 of 75 holes in the 2020 Pinion deposit development program on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend (see attached Pinion drilling hole map: https://goldstandardv.com/site/assets/files/4444/20201016_pinion_location.pdf and significant drill hole summary: https://goldstandardv.com/site/assets/files/4444/20201016_pinion_dht.pdf).

The planned total of 16,206m of drilling in 60 reverse-circulation (“RC”) holes and 15 metallurgical core holes has been completed. Results contained in this release are from 24 RC holes; all other RC and core results are pending. Oxide results include 42.7m of 0.92 g Au/t, including 7.6m of 2.69 g Au/t in hole PR20-14; 38.1m of 0.97 g Au/t in PR20-15; 64.0m of 0.81 g Au/t, including 22.9m of 1.20 g Au/t in hole PR20-19; and 29.0m of 0.77 g Au/t, including 12.2m of 1.28 g Au/t in PR20-23. The data to date suggests that targeted inferred resources are likely to be successfully upgraded for inclusion in reserves.

Objectives of the drilling included: 1) decreasing drill spacing on the Pinion Phase 4 inferred oxide resource for potential conversion to Measured and Indicated; 2) provide material for metallurgical testing; and 3) tighten the drill spacings near historic Cameco holes SB-136, an RC hole that intersected 102.1m of 1.38 g Au/t, and SB-162-99, a core hole that twinned and verified the SB-136 results with an intercept of 112.0m of 1.24 g Au/t.

Jonathan Awde, CEO and Director of Gold Standard commented: “We expect this Phase 4 program to enable us to enhance the reserves in the feasibility study now in progress and the initial drill data supports this expectation. Extending mine life would make an important contribution to the project’s value, in addition to other planned improvements and the impact of higher gold prices. We are confident that our feasibility study will confirm a very robust project for our shareholders.”

Key Highlights for Pinion include:

  Four holes (PR20-14, -15, -19 and -23) from the southern portion of the drill program intersected vertically-continuous zones of oxide mineralization that are thicker- and higher-grade than modeled from existing drilling. These intercepts occur along an approximate 450m strike length oriented at N60W - an orientation that is parallel to the Pinion Main and South gold zones to the north. Results include: 42.7m of 0.92 g Au/t, including 7.6m of 2.69 g Au/t in hole PR20-14; 38.1m of 0.97 g Au/t in PR20-15; 64.0m of 0.81 g Au/t, including 22.9m of 1.20 g Au/t in hole PR20-19; and 29.0m of 0.77 g Au/t, including 12.2m of 1.28 g Au/t in PR20-23.

  Drill holes PR20-19, -20, and -27 intersected thick zones of oxide mineralization and all three ended in altered multilithic breccia with oxide gold values ranging from 0.7 g Au/t to 1.37 g Au/t. Additional drilling is planned to further evaluate the depth and strike extent of this open-ended mineralization.

  Three holes (PR20-09, -10 and -11) intersected shallow oxide mineralization in the southeast portion of the drill pattern. Oxide mineralization in this area begins approximately 40m to 55m below the current topographic surface and remains open to east and south for additional drill testing.

  Infill drilling and Anaconda-style mapping of new drill site excavations continues to confirm and enhance favorable geologic patterns in the Phase 4 area, including: repetition of fault and anticlinal fold orientations, an increase in igneous dikes and sills, and the strength of the gold system in the multilithic breccia host unit. Surface mapping has identified the SB Target, which appears to connect with the N60W trend identified above and has 300m of untested strike length to southeast.

  Cyanide soluble gold assays confirm the consistently oxidized nature of gold mineralization within the multilithic breccia host at Pinion Phase 4. Excellent correlation exists between the visual logging of oxidized zones containing limonite and/or hematite in drill samples and the cyanide soluble gold assays.

Pinion RC drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
PR20-01	RC		-90	146.3	105.2-111.3	6.1	0.72
PR20-02	RC		-90	275.8	201.2-225.6	24.4	1.21
Including					205.8-213.4	7.6	2.59
PR20-03	RC		-90	219.5	186.9-190.5	4.6	0.56
PR20-04	RC		-90	216.4	176.8-185.9	9.1	0.54
					195.1-216.4	21.3	0.34
PR20-05	RC	270	-85	228.6	160.1-198.2	38.1	0.62

				208.8-214.9	6.1	0.34
PR20-06	RC	-90	221.0	137.2-182.9	45.7	0.85
Including				138.7-144.8	6.1	2.20
Including				173.8-178.4	4.6	1.93
				205.8-218.0	12.2	1.72
PR20-07	RC	-90	190.5	125.0-190.5	65.5	0.53
PR20-08	RC	-90	155.4	105.2-112.8	7.6	0.62
				125.0-131.1	6.1	0.30
PR20-09	RC	-90	106.7	51.8-76.2	24.4	0.66
PR20-10	RC	-90	100.6	54.9-85.4	30.5	0.58
Including				77.7-83.8	6.1	1.40
PR20-11	RC	-90	121.9	39.6-88.4	48.8	0.50
PR20-12	RC	-90	161.5	126.5-149.4	22.9	0.66
Including				128.0-134.1	6.1	1.36
PR20-13	RC	-90	213.4	150.9-172.2	21.3	0.71
				186.0-193.6	7.6	0.44
PR20-14	RC	-90	237.7	147.9-190.6	42.7	0.92
Including				170.7-178.3	7.6	2.69
				195.1-202.7	7.6	0.34
PR20-15	RC	-90	280.4	195.1-213.4	18.3	0.28
				231.7-269.8	38.1	0.97
Including				245.4-251.5	6.1	3.73
PR20-16	RC	-90	195.1	140.2-155.4	15.2	0.75
				163.1-178.3	15.2	0.20
PR20-17	RC	-90	243.8	178.4-198.2	19.8	0.57
PR20-18	RC	-90	295.7	227.1-234.7	7.6	0.35
				242.3-265.2	22.9	0.84
PR20-19	RC	-90	274.3	210.4-274.4	64.0	0.81
Including				248.4-271.3	22.9	1.20
PR20-20	RC	-90	240.8	186.0-193.6	7.6	0.28
				201.2-240.8	39.6	0.45
PR20-21	RC	-90	182.9	155.5-161.6	6.1	0.20
PR20-23	RC	-90	125.0	82.3-111.3	29.0	0.77
Including				88.4-100.6	12.2	1.28
PR20-25	RC	-90	158.5	105.2-120.4	15.2	0.26
PR20-27	RC	-90	250.0	213.4-250.0	36.6	0.81
Including				225.6-233.3	7.6	1.52

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff for oxide mineralization. Weighted averaging has been used to calculate all reported intervals.

True widths are estimated at 70-90% of drilled thicknesses.

Don Harris, Gold Standard’s General Manager commented: “Pinion Phase 4 drilling was completed to reduce drill spacing for conversion of inferred resource to measured and indicated resource. The 75 new holes will accomplish this goal, thereby allowing Phase 4 to be evaluated as part of Pinion reserves in the on-going feasibility study. Additionally, the thicker intervals and higher grades located in the southern portion of the program (PR20-19, -20, -27) provide additional exploration potential at Pinion along a NW-SE trend.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All Gold Standard sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Sparks, NV where they were crushed and pulverized. Resulting sample pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split at Bureau Veritas Laboratories facility in Sparks, NV or Hermosillo, Mexico. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP analysis at Bureau Veritas Mineral Laboratories facility in Vancouver, BC. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101.

ABOUT GOLD STANDARD VENTURES - Gold Standard is an advanced-stage gold exploration company focused on building value in a safe, responsible, sustainable and ethical manner by leveraging its strategic, cornerstone land package in Nevada’s Carlin Trend. Gold Standard intends to advance its South Railroad Project through permitting and a feasibility study towards a potential production decision. Gold Standard intends to augment this goal by advancing exploration that contributes value to the South Railroad Project.

The Pinion deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Measured and Indicated Mineral Resource of 28.93 million tonnes grading 0.58 g/t Au and 4.22 g/t Ag, totaling 544,000 ounces of gold and 3,929,000 ounces of silver, and an Inferred Mineral Resource of 10.81 million tonnes grading 0.64 g/t Au and 3.80 g/t Ag, totaling 224,000 ounces of gold and 1,322,000 ounces of silver, using a cut-off grade of 0.14 g/t Au and constrained by a $1,500/Au ounce LG Cone.

The Dark Star deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of a Measured and Indicated Mineral Resource of 32.72 million tonnes grading 0.88 g/t Au, totaling 921,000 ounces of gold and an Inferred Mineral Resource of 2.48 million tonnes grading 0.70 g/t Au, totaling 56,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained by a $1,500/Au ounce LG Cone.

The North Bullion deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Mineral Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

The Jasperoid Wash deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Inferred Mineral Resource of 10.57 million tonnes grading 0.33 g/t Au, totaling 111,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained by a $1,500/Au ounces LG Cone.

Neither the Toronto Stock Exchange nor its regulation services provider nor the NYSE American LLC accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: obtaining drill results that will further enhance the Company’s mineral reserves; advancing its South Railroad Project through permitting and a feasibility study towards a potential production decision and augmenting this goal by advancing exploration that contributes value to the South Railroad Project; and the success related to any future exploration or development programs.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our mineral reserve and resource estimates and the assumptions upon which they are based, including geotechnical and metallurgical characteristics of rock confirming to sampled results and metallurgical performance; tonnage of ore to be mined and processed; ore grades and recoveries; assumptions and discount rates being appropriately applied to the PFS; success of the Company's projects, including the South Railroad Project; prices for silver and gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company's projects; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour- related disruptions; no unplanned delays or interruptions in scheduled construction and production; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver and gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the United States, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry for equipment and qualified personnel; the availability of additional capital; title matters and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada

(available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the SEC set forth in Industry Guide 7 (“Industry Guide 7”), and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies in accordance with Industry Guide 7. In particular, and without limiting the generality of the foregoing, this news release uses the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources”. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, Industry Guide 7 does not recognize them. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred mineral resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian securities laws. However, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Industry Guide 7 standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with Industry Guide 7.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com